VF 3-18-04

AH 3/17/2004

04016080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NN: Trillium Trading, LLC
FN: Superdoe.com Consulting Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Raritan Plaza 1, 110 Fieldcrest Avenue, 7th floor
(No. and Street)

Edison	NJ	08837-3626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Randy Hill (FINOP) (212) 401-2345
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name — if individual, state last, first, middle name)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number

OATH OR AFFIRMATION

I, Randy Hill, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of Trillium Trading, LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

JOSEPH M. SHEINMAN
Notary Public, State of New York
No. 01SH6071166
Qualified in Queens County
Commission Expires March 11, 2006

Notary Public 2/27/04

Signature

Chief Compliance Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILLIUM TRADING, LLC

CONTENTS
December 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Trillium Trading, LLC

We have audited the accompanying statement of financial condition of Trillium Trading, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trillium Trading, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 24, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

TRILLIUM TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash and Cash Equivalents	$ 2,958,658
Receivable from Broker-Dealer and Clearing Organization	3,339,321
Securities Owned by the Company - at market value	5,067,489
Furniture, Fixtures and Leasehold Improvements - at cost - net of accumulated depreciation and amortization of $295,203	892,905
Goodwill	2,892,955
Prepaid Expenses and Other Assets	137,243
Total Assets	$15,288,571
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold by the Company, not yet purchased - at market value	$ 1,708,433
Accounts payable and accrued expenses	952,062
Due to Members	2,079,734
Total liabilities	4,740,229
Commitments	
Members' Equity	10,548,342
Total Liabilities and Members' Equity	$15,288,571

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Trillium Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a New Jersey limited liability company and has operating locations in New Jersey, New York, Florida and Massachusetts.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

The Company trades for its own account and its proprietary securities transactions are recorded on the trade-date basis.

Securities owned and securities sold, not yet purchased, are stated at quoted market values.

Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Federal and state income taxes have not been provided as Members are individually liable for their own tax payments.

2. RECEIVABLE FROM BROKER-DEALER AND CLEARING ORGANIZATION:

The clearing and depository operations for the Company's securities transactions are provided by one broker-dealer pursuant to a joint back office agreement. This broker-dealer is affiliated with one of the Members of the Company. At December 31, 2003, substantially all of the securities owned and the amount due from broker-dealer reflected in the statement of financial condition are positions carried by and amounts due from this broker-dealer. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

3. PROPERTY AND EQUIPMENT, NET:

Property and equipment, net, at cost, consists of the following:

Computer equipment	$ 708,850
Furniture and fixtures	113,755
Leasehold improvements	174,253
Other	191,250
	1,188,108
Less accumulated depreciation and amortization	295,203
	$ 892,905

4. GOODWILL:

During the period, the Company acquired fixed assets and assumed certain liabilities of Heartland Securities Corp. The excess of the purchase price over the net assets acquired is accounted for as goodwill under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

5. DUE TO MEMBERS:

Due to Members consists of $1,081,717 of December 2003 unpaid withdrawals and $998,017 of unpaid sign-on bonuses due to Class T Members, as defined, to be paid in 2004.

6. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of equity securities.

7. FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES:

During 2003, the Company's trading activities included equity options and futures contracts, which are forms of derivative financial instruments. All instruments are reported at market value.

Derivative financial instruments derive their value based upon an underlying asset. These instruments are subject to various risks similar to nonderivative financial instruments including market and credit risk.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Partnership to certain inherent risks. Subsequent market fluctuations may require the Partnership to purchase the securities sold, not yet purchased, held at prices that differ from the fair value reflected in the statement of financial condition.

9. COMMITMENT:

The Company has an obligation under an operating lease for New Jersey office space. The aggregate annual rental commitment for office space, including electricity charges, at December 31, 2003 is as follows:

Year ending December 31,

2004	$303,697
2005	303,697
2006	137,381
	$744,775

The lease contains a renewal option.

10. NET CAPITAL REQUIREMENT:

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $5,798,882, which was $5,596,763 in excess of its required net capital of $202,119.

11. SUBSEQUENT EVENT:

Subsequent to December 31, 2003, a Member withdrew $224,338.

TRILLIUM TRADING, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Trillium Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Trillium Trading, LLC (the "Company") for the period from October 1, 2002 (commencement of operations) to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Trillium Trading, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 24, 2004